Drinker Biddle & Reath LLP
One Logan Square
Suite 2000
Philadelphia, PA 19103
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.drinkerbiddle.com

July 28, 2011

VIA EDGAR TRANSMISSION

Mr. Vincent Di Stefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hatteras Multi-Strategy Fund, L.P. (File Nos. 333-150618; 811-21685);
Hatteras Multi-Strategy TEI Fund, L.P. (File Nos. 333-150617; 811-21665);
Hatteras Multi-Strategy Institutional Fund, L.P (File Nos. 333-150620; 811-21986); and
Hatteras Multi-Strategy TEI Institutional Fund, L.P. (File Nos. 333-150621; 811-21985)
(collectively, the “Funds” or the “Registrant”)

Dear Mr. Di Stefano:

Set forth below are our responses to your comments on the Funds’ Registration Statements on Form N-2 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Registration Statements”).  Page references are to the Registration Statements as filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2011.  Capitalized terms not otherwise defined herein have the meaning set forth in the Registration Statements.

Prospectus

General

1. Please make the representations made by Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC in their no action letter of April 30, 2004 (the “Man-Glenwood No-Action Letter”).

The Registrant makes the representations made by Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC in the Man-Glenwood No-Action Letter.  The Registrant represents:

•
Hatteras Multi-Strategy TEI Fund, L.P. (the “TEI Fund”), Hatteras Multi-Strategy TEI Institutional Fund, L.P. (the “TEI Institutional Fund”) and Hatteras Master Fund, L.P. (the “Master Fund”) are registered investment companies under the 1940 Act. Hatteras Investment Partners, LLC, the investment adviser of the Master Fund, is registered as an investment adviser with the Commission.

•
The TEI Fund and TEI Institutional Fund, and no other person, will control the Hatteras Multi-Strategy Offshore Fund, LDC (the “Offshore Fund”) and Hatteras Multi-Strategy Offshore Institutional Fund, LDC (the “Offshore Institutional Fund”), respectively; and the Board of Directors of the TEI Fund and the TEI Institutional Fund will conduct the management and business of the Offshore Fund and Offshore Institutional Fund, respectively, and will not delegate those responsibilities to any other person, other than certain limited administrative or ministerial activities.

•	The TEI Fund and TEI Institutional Fund will not in any way use the Offshore Fund or the Offshore Institutional Fund, respectively, to evade the provisions of the 1940 Act.

•
The proposed arrangement results in the functional equivalent of a typical master-feeder relationship between the TEI Fund and the TEI Institutional Fund and the Master Fund. The proposed arrangement will comply with section 12(d)(1)(E) of the 1940 Act.

•
The TEI Fund’s and the TEI Institutional Fund’s assets will consist only of cash and securities issued by the Offshore Fund and the Offshore Institutional Fund, respectively; the Offshore Fund’s and the Offshore Institutional Fund’s assets will consist only of cash and securities issued by the Master Fund.

•
The assets of the Offshore Fund and Offshore Institutional Fund will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of section 17(f) of the 1940 Act.

•
The Offshore Fund and the Offshore Institutional Fund will maintain duplicate copies of its books and records at an office located within the United States, and the Commission and its staff will have access to the books and records consistent with the requirements of section 31 of the 1940 Act and the rules thereunder.

•
The Offshore Fund and the Offshore Institutional Fund will each designate its custodian as agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the Offshore Fund and Offshore Institutional Fund will each consent to the jurisdiction of the U.S. courts and the Commission over each of them.

Prospectus – Fee Table

2. Please include withholding taxes in the calculation of: (i)  “Other Expenses” in the fee table for the TEI Fund and TEI Institutional Fund; and (ii) the TEI Fund’s and TEI Institutional Fund’s Expense Limitations.

The Registrant will include withholding taxes in the calculation of “Other Expenses” in the TEI Fund’s and TEI Institutional Fund’s fee tables.  The Registrant will increase the “Other Expenses” line item of the fee table (and the resulting “Total Annual Expenses” by the same amount) for the TEI Fund and TEI Institutional Fund by the amount of the “Ratio of withholding tax to average net assets” as disclosed in each of the TEI Fund’s and TEI Institutional Fund’s Financial Highlights, which amounts are 0.09% and 0.08%, respectively.

The Registrant will include withholding taxes in the calculation of the TEI Fund’s and TEI Institutional Fund’s Expense Limitations. Neither the TEI Fund nor the TEI Institutional Fund currently have Total Annual Expenses, including the addition of withholding taxes, that reach amounts necessary to trigger their respective Expense Limitations.

In addition to the changes stated above, the Registrant will delete the following sentences from the footnotes relating to “Other Expenses” in each of the TEI Fund’s and TEI Institutional Fund’s fee tables: “In addition, taxes withheld on U.S.-source income allocated from the Master Fund are not subject to the Expense Limitation (as defined below), and the total annualized expenses of the Fund listed above are exclusive of such withholding taxes. The total annualized expenses of the Fund may be higher if withholding taxes were taken into account. Such withholding taxes are included in the ratio of net expenses to total assets in the Financial Highlights table in this Prospectus.”

3. Because the fee tables for each Fund shows no fees reduction and no expenses reimbursements, please remove the line item “Less Fee Reduction and/or Expense Reimbursement” and corresponding footnote from the fee tables for each of the Funds.

The Registrant will remove the line item “Less Fee Reduction and/or Expense Reimbursement” and its footnote from each Fund’s fee table.

Prospectus – Risk Factors

4. Please consider moving disclosure regarding risks of derivative investments to the prospectus, if necessary, in light of the guidance provided in the letter dated July 30, 2010 from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, Securities and Exchange Commission to Karrie McMillan, Esq., General Counsel, Investment Company Institute (the “Miller Letter”).

The Registrant will consider adding additional derivatives risk disclosure in its prospectus in light of the guidance provided by the Miller Letter.

Statement of Additional Information

5. Please revise the column in the directors’ table to state “Past Directorships Held by the Director During the Past Five Years” in conformity with Instruction 6(b) to Item 18 of Form N-2.

The Registrant will make the requested change.

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statements. The Registrant further acknowledges that staff comments or changes to disclosure in response to staff comments on the Registration Statements may not foreclose the Commission from taking any action with respect to the Registration Statements. The Registrant further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2972 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Joseph B. Andolina
Joseph B. Andolina

cc:           J. Michael Fields, Hatteras Funds
Joshua B. Deringer, Esq.